Exhibit 3

Registrant	Assets	Amount of Single Insured Bond
Columbia ETF Trust	$0	$0
Columbia ETF Trust I	$136,023,685	$525,000
Columbia ETF Trust II	$903,193,908	$1,000,000
Columbia Funds Series Trust	$28,533,886,321	$2,500,000
Columbia Funds Series Trust II	$57,519,091,876	$2,500,000
Columbia Funds Variable Series Trust II	$108,320,828,852	$2,500,000